Mail Stop 4561

January 22, 2010

William C. Stone, CEO
SS&C Technologies Holdings, Inc.
80 Lamberton Road
Windsor, Connecticut 06095

   Re: SS&C Technologies Holdings, Inc.
     Registration Statement on Form S-1
     Filed December 28, 2009
     File No. 333-164043

Dear Mr. Stone:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise additional issues.

2. We note the inclusion of your company logo on the outside front cover page of the prospectus. Please supplementally provide us with copies of any other graphical materials or artwork you intend to use in your prospectus.

3. Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has

finished its review and has no additional concerns with respect to the proposed underwriting arrangements.

Prospectus Summary, page 1

Overview, page 1

4.   Please provide support for your statements on pages 1 and 43 that you are a "leading provider" of software products and software-enabled services for the financial services industry and any other similar statements in your prospectus.

Selected Historical Financial Data, page 38

5.   Revise to include pro forma earnings per share information (for the latest year and interim period) giving effect to the number of shares issued in this offering whose proceeds will be used to extinguish a portion of your outstanding 11 ¾% senior subordinated notes. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma disclosures. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

Critical Accounting Estimates and Assumptions, page 45

Stock-based Compensation, page 48

6.   When available, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock. Additionally, please revise to provide the following information in your disclosures:

*   The significant factors contributing to the difference between the estimated IPO price, when available, and the fair value determined as of the date of your last option grant. This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g., illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any.
*   Similar disclosures should also be added as it relates to the change in the underlying fair value of your common stock from the June 2007 grant to the February 2009 vesting (the April 2, 2009 analysis).
*   Finally, tell us if the names and prices of publicly traded securities of comparable companies used in your valuation analysis and how they were used in calculating the fair value of underlying common stock for your stock

options. Further, provide a discussion of the factors considered in selecting the comparable companies used in your valuations. Also, tell us whether the same comparable companies were used throughout your various valuations or to the extent that these companies changed, then please explain the reasons for such changes.

Quantitative and Qualitative Disclosures about Market Risk, page 70

7.   You disclose that the company is exposed to foreign exchange rate risk but you do not appear to have provided the quantitative disclosure required by Item 305(a) of Regulation S-K for this risk. Please revise your disclosures accordingly or tell us why you believe such revision is not necessary. In this regard, we note that foreign currency translation gains and losses appear to be material to net income.

Business, page 71

8.   We note that a significant percentage of your revenues are generated from software-enabled service arrangements that generally have terms of two to five years and contain monthly or quarterly fixed payments. Tell us what consideration you gave to disclosing the total contract value of all your non-cancellable software-enabled services contracts (i.e., backlog) pursuant to Item 101(c)(viii) of Regulation S-K.

Proprietary Rights, page 93

9.   We note disclosure regarding your reliance on, among other things, patent laws to protect your proprietary technology. Please disclose the importance and duration of existing patents. See Item 101(c)(1)(iv) of Regulation S-K.

Management, page 95

10.   Please confirm that, if your registration statement is to be declared effective on or after February 28, 2010, you will amend your prospectus to provide the disclosure contemplated by the recent proxy disclosure enhancements release, SEC Release No. 34-61175. See also the Division of Corporation Finance's Proxy Disclosure Enhancements Transition Question and Answer 4, available on our website.

Compensation Discussion and Analysis, page 98

11.   Please update your disclosure to include executive compensation information for the fiscal year ended December 31, 2009, your last fiscal year end. See Question 217.11 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K. Ensure that you address any material changes in compensation policies and payments/awards between 2008 and 2009.

12. We note that you have included executive compensation information for your principal executive and financial officers and two additional executive officers. We further note your statement on page 105 that you only have four executive officers. Although this is consistent with your disclosure pursuant to Item 401(b) of Regulation S-K, the executive profiles page of your website suggests that you may have additional executive officers. The term "executive officer," includes, without limitation, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), or any officer or person who performs a policy making function. Additionally, executive officers of subsidiaries may be deemed executive officers of the registrant if they perform such policy making functions for the registrant. See Exchange Act Rule 3b-7, applicable through Instruction 2 to Item 402(a)(3) of Regulation S-K. Please explain why you have not provided executive compensation disclosure for a third executive officer, or amend your disclosure, as appropriate.

13. In updating your executive compensation disclosure, please ensure that you address more specifically how the varying levels of discretionary increases in base salary and bonus amounts to be disclosed in the summary compensation table were determined for each of the named executive officers. See Item 402(b)(1)(v) of Regulation S-K. A general listing of the variety of factors considered by the compensation committee does not appear to adequately explain on an individualized basis why salaries and cash bonuses were increased by the specific amounts indicated. In addition, because individual performance appears to be material in determining bonus awards, a discussion of the material elements of individual performance for each named executive officer appears to be warranted. See Item 402(b)(2)(vii) of Regulation S-K. Your disclosure should provide concise quantitative and qualitative disclosure that captures how you arrived at the specific compensation awarded under each specific component of compensation.

Condensed Consolidated Financial Statements of SS&C Technologies Holdings, Inc. (unaudited)

Note 8. Acquisitions, page F-10

14. Please provide us with your analysis in determining that acquisitions completed in fiscal 2009 (i.e., Evare, LLC, MAXIMIS, and TheNextRound, Inc.) were not significant acquisitions pursuant to Rule 3-05 of Regulation S-X.

Consolidated Financial Statements of SS&C Technologies Holdings, Inc.

Note 2. Summary of Significant Accounting Policies

Cash and Cash Equivalents, page F-25

15.   We note that the company's cash and cash equivalents consist of short-term
        marketable securities with original maturities of three months or less. Tell us how
        you considered providing disclosures pursuant to the requirements of paragraphs
        32 to 35 of SFAS 157 related to your cash equivalent investments. In addition,
        please revise to disclose the composition of your cash and cash equivalents and
        the amounts held in each type of instrument.

Schedule I – Condensed Financial Information of the Registrant SS&C Technologies
Holdings, Inc.

Note 1. Background and Basis of Presentation, page F-54

16.   Your disclosure regarding the restrictions over Holdings' ability to obtain funds
        from its direct and indirect subsidiaries through dividends, loans, or advances in
        Schedule I and throughout your filing is vague. Please amend to provide the
        disclosures required by Rule 4-08(e) of Regulation S-X (e.g., the nature of
        restrictions, the amount of restricted net assets, etc.).

Note 6. Debt and Derivative Instruments, page F-35

17.   The redemption price of your 11 ¾% senior subordinated notes due 2013
        disclosed in your liquidity discussion differs from you disclosure in Note 6
        (105.875% versus 101%). We believe you should revise your disclosures in
        Note 6 to more accurately describe the redemption rates to be consistent with the
        information on page 129.

Item 16. Exhibits and financial statement schedules, page II-4

18.   We note your discussion of a processing services agreement with Carlyle
        Investment Management, LLC on page 121 of your prospectus. You do not
        appear to have filed this agreement as an exhibit. Please provide us with your
        analysis as to how you determined that this agreement is not required to be filed
        as an exhibit pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Item 17. Undertakings, page II-9

19.   We note that undertakings 3 and 4 pertain to a delayed or continuous offering in
        reliance on Securities Act Rule 415. In your response letter, please explain why
        you believe that Securities Act Rule 415 is applicable to the offering.

*   *   *   *   *

As appropriate, please amend your filings in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan S. Jacobson, Staff Attorney, at (202) 551-3428, or me, at (202) 551-3457. If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (202) 663-6363
        Justin L. Ochs, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP